(d)(3)(B)(iii)

Directed Services LLC

1475 Dunwoody Drive, West Chester, PA 19380

January 1, 2016

Voya Investors Trust
7337 East Doubletree Ranch Road
Suite 100

Scottsdale, AZ  85258-2034

Re:                             Expense Limitations

Ladies and Gentlemen:

By execution of this letter agreement to the Expense Limitation Agreement (“ELA”) between Directed Services, LLC (“DSL”) and Voya Investors Trust (“VIT”), on behalf of Voya Large Cap Value Portfolio (the “Portfolio”), intending to be legally bound hereby, DSL,  the adviser to the Portfolio, agrees that, from January 1, 2016 through May 1, 2017, DSL shall waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratio with respect to the Class R6 shares of the Portfolio, shall be as follows:

Maximum Operating Expense Limit (as a percentage of average net assets)
Class
Name of Portfolio	R6
Voya Large Cap Value Portfolio	0.65%

We are willing to be bound by this letter agreement to lower our fees for the period from January 1, 2016 through May 1, 2017.  The method of computation to determine the amount of the fee waiver and the definitions as set forth in the ELA shall apply.  DSL acknowledges that (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and (2) it shall not be entitled to collect on or make a claim for reimbursed expenses at any time in the future.  This letter agreement shall terminate upon termination of the ELA.

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of VIT.

Sincerely,

		By:	/s/ Todd Modic
Todd Modic
Vice President
Directed Services LLC

Accepted:

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President
Voya Investors Trust